

January 13, 2010

Via Facsimile and U.S. Mail
Danielle Benderly, Esq.
Perkins Coie, LLP
1120 N.W. Couch Street
10th Floor, Portland
Oregon 97209

> **Re: Mentor Graphics Corporation**
> **Schedule TO-I**
> **Amendment No. 1 to Schedule TO-I**
> **Filed January 7, 2010**
> **File No. 5-38367**

Dear Ms. Benderly:

We have limited our review of the above referenced filings to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

General

1. The offer specifically excludes from participation employees residing in Canada, China, Denmark, the Netherlands and Russia. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If

you are relying on the global exemptive order applicable to employee stock option exchanges, please supplementally explain in greater detail than outlined in your disclosure, specifically how the exclusion of employees in these jurisdictions is related to a compensatory purpose. Alternatively, please revise to include such employees in the offer.

2. We note you additionally reserve the "right to withdraw" the offer with respect to employees in certain undisclosed non-US jurisdictions and imply that the determination may occur at an undisclosed point in time prior to expiration of the offer. Please provide us with an analysis of whether this right to withdraw the offer constitutes a material offer condition. As the filing parties are aware, the bidder should disclose all material conditions to the offer. Refer to Release No. 34-43069 at Section II.B. In the alternative, please revise to disclose the "certain" non-US jurisdictions to which you refer and revise your disclosure to set forth the compensatory reasons why you have decided to exclude such employees.

Exhibit (a)(1)(A)-Offer to Purchase

Summary Term Sheet-Questions & Answers, page 1

How do I participate in the Exchange Offer, page 8

3. You disclose throughout the offer to purchase that the only means to tender is electronically by making an online election at the Exchange Offer website. There is no indication, however, as to the accommodations, if any, that you will provide to any eligible employee who may not have Internet access. Explain why you believe limiting the manner in which option holders may tender into the Offer in this manner is appropriate, taking into account the characteristics of the eligible option holders and any other factors you believe are relevant under the facts presented. We may have further comment.

When and how can I withdraw…, page 8

4. You appear to limit the means of withdrawal to solely the Exchange Offer website. We further note disclosure on page 15 in which you state that withdrawals submitted by any other means will not be accepted. Please see our prior comment. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

<u>What if I have questions regarding the Exchange Offer…, page 8</u>

5.   Please clarify whether tenders of shares may be effected via the submission of paper documents and if so, the proper method of submission of such paper documents (i.e., hand delivery, interoffice, U.S. mail (or other post), Federal Express (or similar delivery service) facsimile or email).

<u>Section 6. Conditions of the Exchange Offer, page 18</u>

6.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

<u>Section 15. Extension of Offer; Termination; Amendment, page 28</u>

7.   Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Mellissa Campbell Duru
        Special Counsel
        Office of Mergers & Acquisitions